AB 3/3/03

03011850

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 19 2003 WASHINGTON DC

SEC FILE NUMBER
8-23555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 11/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SALVATORE & CO., INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S LA SALLE ST
(No. and Street)

CHICAGO (City) IL (State) 60505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. SALVATORE 312-663-2547
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BYRON KRAUSE, CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

1521 HEATHERTON CT, NAPERVILLE, IL 60563
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN J. SALVATORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SALVATORE & CO., INC., as of NOVEMBER 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____
Signature

PRESIDENT
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALVATORE & CO., INC.

TABLE OF CONTENTS

BYRON KRAUSE
CERTIFIED PUBLIC ACCOUNTANT

1521 HEATHERTON COURT
NAPERVILLE, ILLINOIS 60563

Phone 630-420-3176
Fax 630-420-9314
E-mail bkrause@wideopenwest.com

Independent Auditor's Report

Board of Directors
Salvatore & Co., Inc.

I have audited the accompanying statement of financial condition of Salvatore & Co., Inc. (the "Company") as of November 30, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Salvatore & Co., Inc. at November 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of the Company's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 10, 2003

SALVATORE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2002

ASSETS

Cash and cash equivalents at bank		$ 573,700
Deposit with clearing organization		79,185
Due from exchange clearing organization		12,006
Marketable securities owned, at market value		193,812
Exchange membership, at cost (market value $56,000)		35,700
Furniture and equipment at cost,		
net of accumulated depreciation of $2,752		1,035
Other assets		1,620
		$ 897,058

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Securities sold, not yet purchased, at market value		$ 5,412
Accounts payable, accrued expenses and other liabilities		66,880
Commitments and contingent liabilities		
Subordinated borrowings		432,000
Stockholders' equity		
Preferred stock, $100 par value; 5,000 shares authorized, 1,000 shares issued and outstanding	$ 100,000	
Common stock, $1 par value; 5,000 shares authorized, 1,730 shares issued and outstanding	1,730	
Additional paid-in capital	190,679	
Retained earnings	100,357	392,766
Total liabilities and stockholders' equity		$ 897,058

The accompanying notes are an integral part of these financial statements.

SALVATORE & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2002

Revenues:	
Principal transactions	$ 727,314
Interest	3,101
Other income	132,921
	863,336
Expenses:	
Employee compensation and benefits	352,949
Floor brokerage, exchange and clearance fees	464,236
Advertising and promotion	161,556
Interest expense	25,623
Other expenses	110,051
	1,114,415
Net loss	$ (251,079)

The accompanying notes are an integral part of these financial statements.

SALVATORE & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED NOVEMBER 30, 2002

Subordinated borrowing, November 30, 2001 & 2002	$ 432,000

The accompanying notes are an integral part of these financial statements.

SALVATORE & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED NOVEMBER 30, 2002

	Capital Stock		Additional Paid-in	Retained (Deficit)	Total Stockholders'
	Preferred	Common	Capital	Earnings	Equity
Balances, December 1, 2001	$100,000	$ 1,730	$ 190,679	$ 351,436	$ 643,845
Net loss				(251,079)	(251,079)
Balances, November 30, 2002	$100,000	$ 1,730	$ 190,679	$ 100,357	$ 392,766

The accompanying notes are an integral part of these financial statements.

SALVATORE & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2002

Cash flow from operating activities		
Net loss		$(251,079)
Adjustment to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	$ 690	
Changes in operating assets and liabilities:		
Deposit with clearing organization	(34,185)	
Due from exchange clearing organization	(7,556)	
Marketable securities owned, at market value	127,941	
Other assets	9,830	
Payable to clearing organization	(30,183)	
Securities sold, not yet purchased	942	
Accounts payable and accrued expenses	(140,056)	
Total adjustments		(72,577)
Net cash from operating activities		(323,656)
Cash and cash equivalents, November 30, 2001		897,356
Cash and cash equivalents, November 30, 2002		573,700
Supplemental cash flow disclosures		
Interest payments		$ 18,283

The accompanying notes are an integral part of these financial statements.

SALVATORE & CO., INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2002

1. **Organization and Nature of Business**
Salvatore & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member and registered floor specialist trading in equity securities of the Chicago Stock Exchange (the "CSE").

2. **Significant Account Policies**
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions
Securities transactions are recorded on the trade date. Securities and other financial assets and liabilities are valued at market value.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

3. **Subordinated Borrowings**
The borrowings under subordination agreements at November 30, 2002, all from an officer, are as follows:

Maturity Date	Interest Rate	Amount
September 30, 2003	5%	$120,000
March 31, 2004	7%	212,000
October 31, 2004	4%	100,000
Total		$432,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The amount of subordinated debt considered equity, as defined, exceeds the requirements of both the SEC and CSE. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. **Bank Loan and Stockholder's loan**
The Company has a $250,000 line of credit with a bank, which expires on April 30, 2003. Any amount borrowed under this agreement bear interest at the prime rate and is collateralized by various marketable securities (NYSE stocks pledged to the bank via Depository Trust Company each night) and is guaranteed by an officer. As of November 30, 2002, there was not outstanding balance.

5. **Income Taxes**
The Company has net operating loss carryforward for both financial and income tax reporting purposes of $635,000 that can be used to offset future financial and taxable income. The Company has provided a full valuation allowance on the deferred tax asset, consisting of the net operating loss, because of the uncertainty regarding its realizability. The losses expire as follows:

Year Ending November 30	Amount
2012	$ 263,000
2019	107,000
2022	253,000
	$ 623,000

6. **Pension Plans**
The Company has two qualified defined contribution pension plans for all of its employees. Current expense has been funded and there is no unfunded prior service cost.

7. **Financial Instruments With Off-Balance Sheet Risk**
The Company trades corporate securities with varying degrees of risk in the normal course of business. Trading in these securities is conducted with other registered broker-dealers. Security positions are used, from time to time, as collateral for the line of credit loans from a commercial bank. The Company is exposed to risk associated with counterparty and trade clearing entity nonperformance, limited to the amounts reflected in the statement of financial position. The Company has purchased securities ("long"), and has sold securities that it does not currently own ("short") and will therefore be obligated to purchase such securities at a future date. The Company has recorded the long and short positions in the financial statements at November 30, 2002, at market values. The Company will incur a loss if the market value of its long securities decreases and if the market value of its short securities increases subsequent to November 30, 2002.

SALVATORE & CO., INC.

NOTES TO FINANCIAL STATEMENTS, Continued

8. Concentration of Credit Risk

The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks and clearing organizations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

9. Net and Excess Capital Requirements

The Company is subject to the net capital rules of the SEC and the CSE. According to the SEC's rules, the Company is not required to deduct from net worth haircuts on its specialty securities, but such computed haircuts does limit the withdrawals of equity capital, as relating to subordination agreements. At November 30, 2002, the Company had net capital of $762,000, which was $662,000 in excess of the SEC required net capital of $100,000; $162,000 in excess capital as required by the CSE. Capital is further restricted for withdrawal in the amount of $5,000.

Schedule I

SALVATORE & CO., INC.

COMPUTATION OF NET CAPITAL

NOVEMBER 30, 2002

Total stockholders' equity			$ 392,766
Liabilities subordinated to claims of general creditors allowable in computation in net capital			432,000
Total capital and allowable subordinated liabilities			824,766
Non-allowable assets			
memberships		$ 35,700	
furniture and equipment, net		1,035	
other assets		1,620	(38,355)
Haircuts on securities pursuant to 15c3-1 (f)			
stocks			(23,994)
Net capital			762,417
Minimum dollar net capital			100,000
Excess net capital			$ 662,417
Total aggregated indebtedness			
Total liabilities		$ 504,292	
less			
securities, sold, not yet purchased	$ 5,412		
subordinated borrowings	432,000	(437,412)	
Total aggregated indebtedness		66,880	
Percentage of aggregate indebtedness to net capital			8.77%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals			8.77%

Schedule II

SALVATORE & CO., INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED COMPUTATION OF NET CAPITAL

NOVEMBER 30, 2002

There were no material differences between the audited and unaudited computation of net capital.

Schedule III

SALVATORE & CO., INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKER-DEALER UNDER RULE 15C3-3

NOVEMBER 30, 2002

The Company does not have any customers, therefore, this computation and information is not applicable.

BYRON KRAUSE
CERTIFIED PUBLIC ACCOUNTANT

1521 HEATHERTON COURT
NAPERVILLE, ILLINOIS 60563

Phone 630-420-3176
Fax 630-420-9314
E-mail bkrause@wideopenwest.com

Board of Directors
Salvatore & Co., Inc.

I have examined the schedule of Securities Investor Protection Corporation general assessment payments for Salvatore & Co., Inc. for the year ended November 30, 2002, as defined by the Securities Investor Protection Act of 1970 and the related instructions and forms. My examination was made in accordance with generally accepted auditing standards and the requirements of Rule 17A-5(e) (4) of the Securities and Exchange Commission. Accordingly, my examination included such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances.

In my opinion, the aforementioned schedule presents fairly the assessments of Salvatore & Co., Inc. for the year ended November 30, 2002, in accordance with the Securities Investor Protection Act of 1970 and the related instructions and forms.

January 10, 2003

SALVATORE & CO., INC.

SECURITIES INVESTOR PROTECTION CORPORATION

SCHEDULE OF GENERAL ASSESSMENT PAYMENTS

YEAR ENDED NOVEMBER 30, 2002

	Amount	Payment Date	Paid To
Payment	$ 150	January, 2002	Chicago Stock Exchange
Balance due	$ 0		

BYRON KRAUSE
CERTIFIED PUBLIC ACCOUNTANT

1521 HEATHERTON COURT
NAPERVILLE, ILLINOIS 60563

Phone 630-420-3176
Fax 630-420-9314
E-mail bkrause@wideopenwest.com

Board of Directors
Salvatore & Co., Inc.

In planning and performing my audit of the financial statements of Salvatore & Co. Inc. (the "Company"), for the year ended November 30, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications and comparisons;
2. recordation of differences required by Rule 17a-13;
3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at November 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Chicago Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

January 10, 2003